UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2020.

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Report of Material Event

On November 13, 2020, the board of directors of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) resolved to effect a comprehensive stock exchange (the “Stock Exchange”) pursuant to which the common shares of Neoplux Co., Ltd. (“Neoplux”) would be exchanged for common shares of Shinhan Financial Group under a stock exchange agreement (the “Stock Exchange Agreement”) to be entered into with Neoplux in connection therewith. The details of the Stock Exchange are as follows:

1.	Form of the Stock Exchange

“Small-scale Stock Exchange” pursuant to Article 360-10 of the Korean Commercial Code (the “KCC”)

2.	Stock Exchange Target Corporation

(1)	Company name: Neoplux Co., Ltd.

(2)	Representative director: Dong Hyun Lee

(3)	Main business: Trust and collective investment business

(4)	Relationship with Shinhan Financial Group: Consolidated subsidiary

(5)	Total number of shares issued and outstanding: 25,227,445 shares of common stock

(6)	Key financial data for the most recent fiscal year:

•	Total assets: KRW 71,602,001,738

•	Total liabilities: KRW 11,202,189,839

•	Total equity: KRW 60,399,811,899

•	Share capital: KRW 25,227,445,000

The figures set forth under “2. Stock Exchange Target Corporation – f. Key financial data for the most recent fiscal year” above are based on the financial statements of Neoplux for the 2019 fiscal year.

3.	Exchange Ratio

Shinhan Financial Group: Orange Life = 1:0.0893119

4.	Basis for Calculating Exchange Ratio

(1) Exchange price of applicable common shares of Shinhan Financial Group that will become the complete parent company

As Shinhan Financial Group is a “stock-listed corporation,” the exchange price of its applicable shares was determined in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”) and paragraphs (1) of Article 176-5 and (2) of Article 176-6 of the Enforcement Decree of the FSCMA.

With the date preceding the earlier of the date of the resolution of the board of directors for the Stock Exchange (November 13, 2020) and the (expected) execution date of the Stock Exchange Agreement (November 23, 2020) as the calculation date (November 12, 2020), the exchange price was calculated as the average of (x) the volume weighted average of the closing prices of the applicable common shares for the latest one-month period, (y) the volume weighted average of the closing prices of the applicable common shares for the latest one-week period and (z) the closing price of the applicable common shares as of the latest date.

Item	Amount (KRW)	Calculation Period
Volume weighted average of the closing prices of the applicable common shares for the latest one-month period	31,039	October 13, 2020 ~ November 12, 2020
Volume weighted average of the closing prices of the applicable common shares for the latest one-week period	32,843	November 6, 2020 ~ November 12, 2020
Closing price of the applicable common shares as of the latest date	32,900	November 12, 2020
Average	32,261	—
Exchange price	32,261	—

In addition, paragraph (2) of Article 176-6 and paragraph (1)-1 of Article 176-5 of the Enforcement Decree of the FSCMA allows for the application of a discount or premium of up to 30% (10% in case of stock exchanges between affiliates) of the exchange price calculated in accordance with the above method. However, no such discount or premium was applied in calculating the exchange price for the Stock Exchange.

(2) Exchange price of applicable common shares of Neoplux that will become a wholly-owned subsidiary

As Neoplux is a “unlisted corporation,” the exchange price of its applicable shares was determined based on the intrinsic value, which is a volume weighted average of the asset value and the earning value at the ratio of 1:1.5 in accordance with Article 165-4 of the FSCMA, and Articles 175-5 and 175-6 of the Enforcement Decree of the FSCMA, Article 5-13 of the Regulation on Issuance, Disclosure, etc. of Securities (the “Regulations”) and Articles 4 through 8 of the Enforcement Rules of the Regulations.

- Asset value: KRW 2,341

- Earning value: KRW 3,242

- Intrinsic value (volume weighted average) : KRW 2,881

- Exchange price: KRW 2,881

(3) Calculation of exchange ratio

The exchange ratio of the Stock Exchange calculated by the above basis is as follows:

Shinhan Financial Group: Neoplux = 1: 0.0893119

5.	External Appraisal

(1)	External appraisal: Required
(2)

The external appraisal was conducted whether the exchange price and the exchange ratio of the Stock Exchange were appropriate in accordance with paragraph (3) of Article 176-6 of the Enforcement Decree of the FSCMA.

(3)	Name of external appraiser: Seobon Accounting & Advisory
(4)	External Appraisal period: October 26, 2020 ~ November 12, 2020
(5)	Opinion of external appraiser: Appropriate

6.	Purpose of the Stock Exchange

Since Shinhan Financial Group’s acquisition of Neoplux on September 29, 2020, Shinhan Financial Group has sought to achieve synergies through cooperation among affiliated companies of Shinhan Financial Group. By converting Neoplux into a wholly-owned subsidiary through the Stock Exchange in accordance with the procedures and methods permitted in the applicable laws and regulations, Shinhan Financial Group seeks to establish a more stable and efficient management framework thereby increasing management efficiency and strengthening the synergy generation with Shinhan Financial Group, ultimately enhancing corporate value.

7.	Main Impact and Effect of the Stock Exchange

(1) Main impact and effect on the management of Shinhan Financial Group

The Stock Exchange is expected to have a dilutive effect on the share ownership percentages of the existing shareholders of Shinhan Financial Group in accordance with the exchange ratio. However, it is expected that the dilution effect will be limited given that the percentage of new common shares to be issued by Shinhan Financial Group is less than 0.02% of the total number of its issued and outstanding common shares. There will be no change in control for corporate governance purposes, and Shinhan Financial Group and Neoplux will continue to exist as separate entities.

In addition, pursuant to the Stock Exchange Agreement, the terms of office of the directors and audit committee members of Shinhan Financial Group who were appointed prior to the Stock Exchange will remain the same following the Stock Exchange despite Article 360-13 of the Korean Commercial Code (the “KCC”). No new directors will be appointed as a result of the Stock Exchange.

(2) Main financial impact and effect on Shinhan Financial Group

Shinhan Financial Group expects that the net profit of Shinhan Financial Group may increase as a result of recognizing 100% of the net profit of Neoplux by converting Neoplux into a wholly-owned subsidiary.

Although the assets and liabilities of Neoplux will remain unchanged and only its shareholder composition will change, Neoplux expects that the Stock Exchange will lead to an improvement in its credit ratings and strengthening of its competitiveness as a result of the stability of its corporate governance.

3) Main impact and effect on the business of Shinhan Financial Group

Shinhan Financial Group expects that the Stock Exchange may allow a more efficient management framework, enabling Shinhan Financial Group to more swiftly respond to changes in the regulatory regime both domestically and internationally and promote sustainable growth by contributing to the maximization of synergies among affiliated companies of Shinhan Financial Group, through an increase in customer convenience and benefits and the strengthening of its competitiveness.

8.	Schedule for the Stock Exchange

Event		Date
Date of the Stock Exchange Agreement		November 23, 2020
Record date		November 24, 2020
Closure of the shareholder register	Start date	—
	End date	—
Dissent filing period	Start date	November 25, 2020
	End date	December 2, 2020
Expected date of shareholders’ meeting		—
Appraisal right exercise period	Start date	—
	End date	—
Period for submission of old share certificates	Start date	—
	End date	—
Expected period for suspension of trading		—
Date of the Stock Exchange (“Stock Exchange Date”)		December 29, 2020
Expected date of delivery of new share certificates		—
Expected date of listing of new shares		January 21, 2021

9.	Name of the Complete Parent Company after the Stock Exchange: Shinhan Financial Group Co., Ltd.

10.	Matters Relating to Appraisal Rights

The Stock Exchange will proceed as a small-scale Stock Exchange pursuant to Article 360-10 of the KCC. Accordingly, shareholders of Shinhan Financial Group will not be granted any appraisal rights.

11.	Back Door Listing

Not applicable

12.	Other Entity’s Fulfillment of Conditions for Back Door Listing

Not applicable

13.	Date of Resolution of the Board of Directors: November 13, 2020

Non-executive directors	Present: 10
Absent: 0
Attendance of audit committee member who is not a non-executive director	—

14.	Execution of Agreements for Put Options, etc.

Not applicable

15.	Applicability of Securities Registration Statement Filing Requirement: Yes

16.	Other Investment Considerations

 (1) In case of Shinhan Financial Group, the Stock Exchange will proceed as a small-scale Stock Exchange pursuant to Article 360-10 of the KCC. Accordingly, an approval by the board of directors will replace an approval of the general meeting of shareholders required under paragraph (1) of Article 360-3 of the KCC.

(2) Shinhan Financial Group will newly issue registered common shares of Shinhan Financial Group in accordance with the exchange ratio set forth in “3. Exchange Ratio” with respect to registered common shares issued by Neoplux that are owned by shareholders appearing in Neoplux’s shareholder register as of the Stock Exchange Date (scheduled at 00:00 a.m., December 29, 2020), excluding Shinhan Financial Group, but including treasury shares of Neoplux and the shares acquired by Neoplux due to the exercise of appraisal rights by Neoplux shareholders dissenting to the Stock Exchange. The shares issued by Neoplux that are owned by Shinhan Financial Group as of the Stock Exchange Date will not be included in the Stock Exchange, and therefore, Shinhan Financial Group will not newly issue registered common shares of Shinhan Financial Group with respect to such shares. The aggregate number of registered common shares of Shinhan Financial Group to be newly issued to Neoplux shareholders in the Stock Exchange will be 72,719 shares.

(3) The Stock Exchange will proceed in accordance with Article 62-2 of the Financial Holding Company Act which allows for shorter periods than are otherwise required under the KCC. For example, paragraph (2) of Article 62-2 of the Financial Holding Company Act allows a 7-day period for the notice of the small-scale Stock Exchange to be given from the date of the Stock Exchange Agreement and a dissent filing period of seven days starting from the date of the notice of the small-scale Stock Exchange. However, as a New York Stock Exchange-listed company, Shinhan Financial Group requires a 10-day prior notice period for a record date, and therefore will issue a public announcement on November 13, 2020 with a record date of November 24, 2020. Pursuant to the special rules for Stock Exchanges under the Financial Holding Company Act, the dissent filing period for the stock is for seven days, beginning on November 25, 2020 and ending on December 2, 2020. If, within such period, shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange, the Stock Exchange may not proceed as a small-scale Stock Exchange. For additional details, please refer to the Korean securities registration statement and prospectus relating to the Stock Exchange to be submitted by Shinhan Financial Group via the Korea Data Analysis, Retrieval and Transfer System.

(4) The Stock Exchange is deemed to be a transfer transaction of unlisted shares, and corporate tax or income tax is imposed to the capital gain of the Neoplux shareholder as follows:

1) The capital gain of the Neoplux shareholder (calculated by deducting the cost of acquisition and transfer cost from the transfer price) may be subject to the imposition of corporate tax or income tax.

If the shareholder is a domestic corporation, the capital gain will be included in the corporate income for each fiscal year and the corporation will be subject to the corporate tax. A resident individual may be subject to capital gains tax equivalent to 22% of capital gain (including local income tax); provided that, if an individual resident who is the majority shareholder under the Income Tax Act holds the shares for less than one (1) year, the capital gains tax rate will be 33% of capital gain (including local income tax). If the period of holding is one (1) year or more, however, the capital gains tax rate will be 22% (including local income tax) of up to KRW 300,000,000, and 27.5% (including local income tax) of the excess of KRW 300,000,000.

In general, if the shareholder is a foreign corporation or non-resident for Korea tax law purposes, he/she/it will be subject to corporate tax or income tax on capital gain at the lesser of (i) 11% of transfer price (including local income tax) and (ii) 22% of capital gain (including local income tax), but the specific taxation of the relevant foreign corporation or non-resident should be reviewed based on other individual circumstances, such as the existence of a Korean permanent establishment of the relevant foreign corporation or non-resident, and the existence and terms and conditions of a tax treaty executed between Korea and the country of residence of such foreign corporation or non-resident. In addition, a securities transaction tax equivalent to 0.45% of the transfer price shall be also imposed to the Stock Exchange.

2) Moreover, if a shareholder of Neoplux who dissents to the Stock Exchange exercises its appraisal right, this shall be deemed to be a transfer transaction of unlisted shares where the shareholder shall be imposed with corporate tax or income tax for his/her/its capital gain (calculated by deducting the cost of acquisition and transfer cost from the transfer price).

If the shareholder is a domestic corporation, the capital gain will be included in the corporate income for each fiscal year and the corporation will be subject to the corporate tax. A resident individual may be subject to capital gains tax at 22% of capital gain (including local income tax) ; provided that, if an individual resident who is the majority shareholder under the Income Tax Act holds the shares for less than one (1) year, the capital gains tax rate will be 33% of capital gain (including local income tax). If the period of holding is one (1) year or more, however, the capital gains tax rate will be 22% (including local income tax) of up to KRW 300,000,000, and 27.5% (including local income tax) of the excess of KRW 300,000,000.

In general, if the shareholder is a foreign corporation or non-resident for Korea tax law purposes, he/she/it will be subject to corporate tax or income tax on capital gain at the lesser of (i) 11% of transfer price (including local income tax) and (ii) 22% of capital gain (including local income tax), but the specific taxation of the relevant foreign corporation or non-resident should be reviewed based on other individual circumstances, such as the existence of a Korean permanent establishment of the relevant foreign corporation or non-resident, and the existence and terms and conditions of a tax treaty executed between Korea and the country of residence of such foreign corporation or non-resident.

In addition, if the Neoplux shareholder who dissents the Stock Exchange exercises its appraisal right, a securities transaction tax equivalent to 0.45% of the transfer price shall be also imposed.

(5) Until the Stock Exchange Date, the Stock Exchange Agreement may be amended or terminated upon the occurrence of any of the following events:

1) If any matters relating to the terms and conditions of the Stock Exchange Agreement violate any relevant laws or accounting standards, Shinhan Financial Group and Neoplux may, by mutual written agreement, amend the Stock Exchange Agreement to conform to the relevant laws and accounting standards.

2) Shinhan Financial Group and Neoplux may amend or terminate the Stock Exchange Agreement, in writing, upon the occurrence of any of the following events until the Stock Exchange Date after the execution date of the Stock Exchange Agreement:

a.

If shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange pursuant to paragraph (5) of Article 360-10 of the KCC and paragraph (2) of Article 62-2 of the Financial Holding Companies Act;

b.	If there is a material adverse change to the assets or management status of Shinhan Financial Group or Neoplux as a result of a force majeure event or other causes;
c.	If the Stock Exchange fails to obtain necessary approval for the Stock Exchange Agreement from the government or related authority.
d.	If the Stock Exchange results in an incurable violation of law or an unfair exchange ratio which is expected to make the existence of the Stock Exchnage Agreement impossible.

3) Shinhan Financial Group and Neoplux may enter into a separate agreement regarding matters necessary for the Stock Exchange, in which case such separate agreement will be deemed to be a part of the Stock Exchange Agreement.

4) In the event there are changes to the exchange ratio or other terms of the Stock Exchange, Shinhan Financial Group and Neoplux may enter into an agreement, in which case such agreement will be deemed to be a part of the Stock Exchange Agreement.

5) If the Stock Exchange Agreement is amended or terminated pursuant to the conditions above, neither Shinhan Financial Group nor Neoplux nor any of their respective shareholders, officers, employees, agents or other representatives will have any liability under the Stock Exchange Agreement or in relation to the Stock Exchange.

(6) Exchange Ratio and Allocation and Issuance of New Shares

1) Shinhan Financial Group will newly issue registered common shares of Shinhan Financial Group in accordance with the exchange ratio set forth in “3. Exchange Ratio” with respect to registered common shares issued by Neoplux that are owned by shareholders appearing in Neoplux’s shareholder register as of the Stock Exchange Date.

2) Since the exchange ratio of the Stock Exchange for Shinhan Financial Group and Neoplux is calculated at 1:0.0893119 and Shinhan Financial Group allocates its new common shares at the ratio of 0.0893119 common share of Shinhan Financial Group to one (1) common share of Neoplux owned by Neoplux shareholders, the aggregate number of registered common shares of Shinhan Financial Group to be newly issued to Neoplux shareholders in the Stock Exchange will be 72,719 shares.

3) If any fractional share occurs when Shinhan Financial Group issues new shares to Neoplux shareholders in the Stock Exchange according to the allcoation ratio of new shares, Shinhan Financial Group will pay to such shareholders in cash the amount calculated at the closing price (referring to the closing price of shares traded on the KOSPI Market in the Exchange) of new shares as of the listing date of new shares to be issued by Shinhan Financial Group as a result of the Stock Exchange within one (1) month from the Stock Exchange Date. There is no money payable to Neoplux shareholders in the Stock Exchange other than the cash payable as a result of the occurence of fractional shares.

(7) The above matters and schedule relating to the Stokc Exchange may be amended through consultation with or approval by the relevant authorities or through consultation between the contracting parties.

(8) Specific matters relating to the Stock Exchange, including preparation and submission of documents, consultation with the relevant authorities, changes in schedule for the Stock Exchange, amendment of the Stock Exchange Agreement and execution of separate agreements, the authority for negotiation with Neoplux for the Stock Exchange, are delegated to the representative director of Shinhan Financial Group to the exent of not violating the applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: November 13, 2020	By:	/s/ Roh Yong-hoon

Name: Roh Yong-hoon
Title: Chief Financial Officer